

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2022

G. Raymond Zage, III
Chief Executive Officer
Tiga Acquisition Corp.
Ocean Financial Centre
Level 40, 10 Collyer Quay, Singapore 049315

      Re: Tiga Acquisition Corp.
          Amendment No. 3 to Registration Statement on Form S-4
          Filed October 6, 2022
          File No. 333-264902

Dear G. Raymond Zage:

We have reviewed your amended registration statement and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-4

Unaudited Pro Form Combined Financial Information
Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2021
2. Adjustments to Unaudited Pro Forma Combined Financial Information, paragraph 6, page 298

1. We note your response to prior comment 12 and your revised disclosure to include the success fee in Tiga's estimated transaction costs and the pro forma adjustment to cash. However, it's unclear how you considered including Tiga's total estimated transaction costs of $27.8 million as an expense adjustment in your Pro Forma Combined Statement of Operations for the year ended December 31, 2021. Please clarify how you considered this.

You may contact Laura Veator, Senior Staff Accountant, at 202-551-3716 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rod Miller